Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People’s Republic of China)
Stock Code: 525
CLARIFICATION ANNOUNCEMENT
Guangshen Railway Company Limited (the Company) refers to its overseas regulatory announcement dated 12 March 2009 in relation to, among others, the results of a routine on-site inspection (the Inspection) conducted by the Shenzhen Regulatory Bureau of the China Securities and Regulatory Commission (Shenzhen Regulatory Bureau) on the Company in October 2008 and the related improvement measures to be adopted by the Company.
The Shenzhen Regulatory Bureau has provided various recommendations to the Company in relation to its corporate governance and public disclosure following the Inspection. In particular, it has been revealed to the Company that its annual reports for the financial year ended 31 December 2007 which were distributed by the Company in the Mainland China contained the following inadequacies:
(a)	the Company has itemized the “medical insurance premiums for former and retired employees” of RMB258 million which was assumed by the Company following the acquisition of Yangcheng Railway, under the category of “compensation of terminated employees” . The Shenzhen Regulatory Bureau commented that the amount of RMB258 million should be separately itemized and disclosed as part of the Company’s “retirement benefit obligations” for clarity purpose;
(b)	the opening balance of the Government grant was wrongly stated in the notes of the financial statements although the relevant figure was accurately disclosed in the balance sheet; and

(c)	the financial statements were prepared in accordance with “Accounting Standards for Business Enterprises” in full compliance of the relevant laws and regulations but it was wrongly stated in the financial statements that “Accounting Measures for Railway Transportation Enterprises” was adopted.
The Company wishes to clarify the following facts:
(i)	the Inspection was carried out by the Shenzhen Regulatory Bureau as part of its routine and standardized assessment on all listed companies in Shenzhen;

(ii)	the difference in the itemization of the medical insurance premiums as stated in paragraph (a) above relates only to different forms of information presentation and does not affect the substance of the Company’s financial statements and, in particular, does not affect the figure relating to the total amount payable to the Company’s employees as stated in the balance sheet;

(iii)	the errors as described in paragraphs (b) and (c) above are pure clerical mistakes and do not affect the overall accuracy or completeness of the Company’s financial statements;

(iv)	the above inadequacies and errors only appeared in the Company’s onshore annual reports and not in those annual reports of the Company for the same period which were distributed in Hong Kong; and

(v)	based on the above, the board of directors of the Company is of the view that the disclosure in the Company’s onshore and offshore annual reports for the financial year ended 31 December 2007 was accurate and complete in all material respects and not misleading or deceptive in any way.
Apart from the above, the Shenzhen Regulatory Bureau has also commented that although the Company is under the supervision of its largest shareholder Guangzhou Railway (Group) Company (GR Group Company), which is a state-owned railway transportation enterprise under the administration of the Ministry of Railway (MOR) of the PRC and carries administrative functions as an industry regulator to monitor the railway transportation industry in which the Company operates, and the Company is required to regularly report its operation to GR Group Company and the MOR, the Company should continue to maintain its independence in its preparation of budgets and future plans and endeavor to minimize the influence of GR Group Company and the MOR in these respects. The Shenzhen Regulatory Bureau has further pointed out to the Company that certain updating of its current internal guidelines in line with the latest laws and regulations, in particular those relating to funds management, investments and corporate meeting procedures, is required.
The Company is appreciative of the Shenzhen Regulatory Bureau’s efforts in the Inspection and has formulated a series of improvement measures which have taken into consideration the comments and recommendations provided by the Shenzhen Regulatory Bureau. The Company will continue to strengthen its internal system, further improve its corporate governance and strive for excellence.

By Order of the Board of Guangshen Railway Company Limited Guo Xiangdong Company Secretary
Shenzhen, the PRC
17 March 2009
As at the date of this announcement, the Board comprises:
Executive Directors
He Yuhua
Shen Yi
Liu Hai
Non-executive Directors
Cao Jianguo
Wu Houhui
Yu Zhiming
Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui